SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________

SCHEDULE 13G
______________________

Under the Securities Exchange Act of 1934

(Amendment No. )*

Hycroft Mining Holding Corporation
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

44862P109
(CUSIP Number)

May 29, 2020
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 8 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44862P109	13G	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS Highbridge Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,427,412 shares of Class A Common Stock (including 520,532 shares of Class A Common Stock issuable upon exercise of warrants)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,427,412 shares of Class A Common Stock (including 520,532 shares of Class A Common Stock issuable upon exercise of warrants)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,427,412 shares of Class A Common Stock (including 520,532 shares of Class A Common Stock issuable upon exercise of warrants)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.66%
12	TYPE OF REPORTING PERSON IA, OO

CUSIP No. 44862P109	13G	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS Highbridge MSF International Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,131,704 shares of Class A Common Stock (including 353,482 shares of Class A Common Stock issuable upon exercise of warrants)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,131,704 shares of Class A Common Stock (including 353,482 shares of Class A Common Stock issuable upon exercise of warrants)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,131,704 shares of Class A Common Stock (including 353,482 shares of Class A Common Stock issuable upon exercise of warrants)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.16%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 44862P109	13G	Page 4 of 8 Pages

Item 1(a).	NAME OF ISSUER:

The name of the issuer is Hycroft Mining Holding Corporation (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Company's principal executive offices are located at 8181 E. Tufts Avenue, Denver, CO 80237.

Item 2(a).	NAME OF PERSON FILING:
Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
Item 2(c).	CITIZENSHIP:

This statement is filed by:

(i)	Highbridge Capital Management, LLC 277 Park Avenue, 23rd Floor New York, New York 10172 Citizenship: State of Delaware

(ii)	Highbridge MSF International Ltd. c/o Highbridge Capital Management, LLC 277 Park Avenue, 23rd Floor New York, New York 10172 Citizenship: Cayman Islands

The foregoing is hereinafter sometimes referred to as the "Reporting Person."

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Class A Common Stock, par value $0.0001 per share (the "Class A Common Stock").

Item 2(e).	CUSIP NUMBER:

44862P109

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act,
(b)	☐	Bank as defined in Section 3(a)(6) of the Act,
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

CUSIP No. 44862P109	13G	Page 5 of 8 Pages

(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F),
(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),
(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________________

Item 4.	OWNERSHIP.

(a) Amount beneficially owned:

As of the date hereof, (i) Highbridge Capital Management, LLC, as the trading manager of Highbridge MSF International Ltd. and Highbridge Tactical Credit Master Fund, L.P., may be deemed to be the beneficial owner of the 7,427,412 shares of Class A Common Stock (including 520,532 shares of Class A Common Stock issuable upon exercise of warrants) held by Highbridge MSF International Ltd. and Highbridge Tactical Credit Master Fund, L.P. and (ii) MSF International Ltd. may be deemed to be the beneficial owner of the 5,131,704 shares of Class A Common Stock (including 353,482 shares of Class A Common Stock issuable upon exercise of warrants) held by it.

(b) Percent of class:

The percentages used herein and in the rest of this Schedule 13G are calculated based upon 50,160,042 shares of Class A Common Stock outstanding as of May 29, 2020 following the completion of the private placement transaction and business combination as reported in the Company's Form 8-K12B filed with the Securities and Exchange Commission on June 6, 2020. Therefore, as of the date hereof, (i) Highbridge Capital Management, LLC may be deemed to beneficially own approximately 14.66% of the outstanding shares of Class A Common Stock and (ii) Highbridge MSF International Ltd. may be deemed to beneficially own approximately 10.16% of the outstanding shares of Class A Common Stock.

The foregoing should not be construed in and of itself as an admission by the Reporting Person as to beneficial ownership of the Class A Common Stock (including the shares of Class A Common Stock issuable upon exercise of warrants) held by Highbridge MSF International Ltd. and Highbridge Tactical Credit Master Fund, L.P.

CUSIP No. 44862P109	13G	Page 6 of 8 Pages

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote 0

(ii) Shared power to vote or to direct the vote See Item 4(a)

(iii) Sole power to dispose or to direct the disposition of 0

(iv) Shared power to dispose or to direct the disposition of See Item 4(a)

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

See Item 4.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Each Reporting Person hereby makes the following certification:

By signing below the Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 44862P109	13G	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: June 8, 2020

HIGHBRIDGE CAPITAL MANAGEMENT, LLC

By:	/s/ John Oliva
Name:	John Oliva
Title:	Managing Director

HIGHBRIDGE MSF INTERNATIONAL LTD.

By:	Highbridge Capital Management, LLC its Trading Manager

By:	/s/ John Oliva
Name:	John Oliva
Title:	Managing Director

CUSIP No. 44862P109	13G	Page 8 of 8 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED: June 8, 2020

HIGHBRIDGE CAPITAL MANAGEMENT, LLC

By:	/s/ John Oliva
Name:	John Oliva
Title:	Managing Director

HIGHBRIDGE MSF INTERNATIONAL LTD.

By:	Highbridge Capital Management, LLC its Trading Manager

By:	/s/ John Oliva
Name:	John Oliva
Title:	Managing Director